Exhibit 99.2

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars, other than shares or share data, or otherwise noted)

(Unaudited)

	December 31, 2022	June 30, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 6)	$56,902,077	$40,943,949
Trade receivable (Note 7)	—	12,000,000
Other assets (Note 8)	3,976,350	2,135,067
Total current assets	60,878,427	55,079,016
NON-CURRENT ASSETS
Investment in associate company (Notes 9 and 10)	8,587	—
Property, plant and equipment	43,140	39,868
Right-of-use assets	249,601	83,197
Intangible assets	5,836	3,776
Total non-current assets	307,164	126,841
TOTAL ASSETS	$61,185,591	$55,205,857

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables (Note 11)	$12,784,485	$6,304,936
Other payables (Note 11)	2,325,038	2,413,569
Lease liabilities – current	215,671	68,214
Current borrowings (Note 12)	7,748,831	13,382,359
Financial liabilities at fair value through profit or loss (Note 20)	90,213	2,189,409
Total current liabilities	23,164,238	24,358,487
NON-CURRENT LIABILITIES
Long-term borrowings (Note 12)	29,656,133	24,476,535
Total non-current liabilities	29,656,133	24,476,535
TOTAL LIABILITIES	52,820,371	48,835,022
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY
Ordinary shares (Note 13)	63,019,962	63,700,842
Capital surplus	223,910,955	242,233,536
Accumulated deficits	(278,386,749)	(299,384,595)
Other reserves	(178,948)	(178,948)
Total equity attributable to stockholders of the Company	8,365,220	6,370,835
Total equity	8,365,220	6,370,835
TOTAL LIABILITIES AND EQUITY	$61,185,591	$55,205,857

The accompanying notes are an integral part of the condensed consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. Dollars, other than shares or share data, or otherwise noted)

(Unaudited)

	For the six months ended June 30
	2022	2023
NET REVENUE (Note 23)	$—	$12,000,000
COST OF REVENUE	—	—
GROSS PROFIT	—	12,000,000
OPERATING EXPENSES (Notes 14)
General and administrative expenses	(4,855,050)	(6,814,831)
Research and development expenses	(19,339,045)	(25,652,648)
Total operating expenses	(24,194,095)	(32,467,479)
LOSS FROM OPERATIONS	(24,194,095)	(20,467,479)
NON-OPERATING INCOME AND EXPENSES
Other income	156,749	134
Interest income	43,797	393,458
Impairment loss of associate accounted for using equity method	(50,109)	—
Other gains and losses	344,683	1,351,720
Finance costs	(1,960,321)	(2,202,341)
Total non-operating expenses	(1,465,201)	(457,029)
Share in losses of associated company, accounted for using equity method	(312,372)	(8,587)
LOSS BEFORE INCOME TAX (Note 14)	(25,971,668)	(20,933,095)
INCOME TAX EXPENSE (Note 15)	—	(64,751)
NET LOSS FOR THE PERIOD	(25,971,668)	(20,997,846)
OTHER COMPREHENSIVE LOSS
Items that will not be reclassified subsequently to profit or loss:	—	—
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	$(25,971,668)	$(20,997,846)
NET LOSS ATTRIBUTABLE TO
Stockholders of the Company	$(25,971,668)	$(20,997,846)
Non-controlling interests	—	—
	$(25,971,668)	$(20,997,846)
TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO
Stockholders of the Company	$(25,971,668)	$(20,997,846)
Non-controlling interests	—	—
	$(25,971,668)	$(20,997,846)
LOSS PER ORDINARY SHARE (Note 16)
Basic and diluted	$(0.07)	$(0.05)
LOSS PER EQUIVALENT ADS (Note 16)
Basic and diluted	$(1.86)	$(1.34)

Each American Depository Shares (“ADS”) represented five ordinary shares before the Company completed a ratio change on March 13, 2023 (“the ADS Ratio Change”) and after the completion of the ADS Ratio Change, each ADS represents twenty-five ordinary shares. The loss per equivalent ADS had been retrospectively adjusted.

The accompanying notes are an integral part of the condensed consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. Dollars, other than shares or share data, or otherwise noted)

(Unaudited)

	Ordinary Shares (Note 13)		Capital Surplus, share options and others						Unrealized Valuation Loss on Financial Assets at Fair Value Through Other
	Number of Ordinary shares	Amount Par	Ordinary Surplus	Share Options Reserve	Equity Instruments	Other	Total	Accumulated Deficits	Comprehensive Income	Total Equity
BALANCE AT JANUARY 1, 2022	348,723,365	$63,019,962	$213,098,729	$8,323,753	$—	$44,579	$221,467,061	$(227,004,332)	$(178,948)	$57,303,743
Recognition of employee share options by the Company (Note 17)	—	$—	$—	$1,336,637	$—	$—	$1,336,637	$—	$—	$1,336,637
Net loss for the six months ended June 30, 2022	—	$—	$—	$—	$—	$—	$—	$(25,971,668)	$—	$(25,971,668)
Total comprehensive loss for the six months ended June 30, 2022	—	$—	$—	$—	$—	$—	$—	$(25,971,668)	$—	$(25,971,668)
BALANCE AT JUNE 30, 2022	348,723,365	$63,019,962	$213,098,729	$9,660,390	$—	$44,579	$222,803,698	$(252,976,000)	$(178,948)	$32,668,712

BALANCE AT JANUARY 1, 2023	348,723,365	$63,019,962	$213,098,729	$10,767,647	$—	$44,579	$223,910,955	$(278,386,749)	$(178,948)	$8,365,220
Recognition of employee share options by the company (Note 17)	—	$—	$—	$1,212,832	$—	$—	$1,212,832	$—	$—	$1,212,832
Issuance of new share capital (Notes 13 and A)	68,088,015	$680,880	$5,173,651	$—	$—	$—	$5,173,651	$—	$—	$5,854,531
Issuance of Pre-Funded Warrant (Notes 13 and A)	—	$—	$—	$—	$8,262,698	$—	$8,262,698	$—	$—	$8,262,698
Issuance of Tranche Warrants (Notes 13 and A)	—	$—	$—	$—	$3,712,402	$—	$3,712,402	$—	$—	$3,712,402
Transaction cost attributable to the issuance of ordinary shares (Note A)	—	$—	$(39,002)	$—	$—	$—	$(39,002)	$—	$—	$(39,002)
Net loss for the six months ended June 30, 2023	—	$—	$—	$—	$—	$—	$—	$(20,997,846)	$—	$(20,997,846)
Total comprehensive loss for the six months ended June 30, 2023	—	$—	$—	$—	$—	$—	$—	$(20,997,846)	$—	$(20,997,846)
BALANCE AT JUNE 30, 2023	416,811,380	$63,700,842	$218,233,378	$11,980,479	$11,975,100	$44,579	$242,233,536	$(299,384,595)	$(178,948)	$6,370,835

The accompanying notes are an integral part of the condensed consolidated financial statements.

Note A: A total of $21,255,809 net proceed was raised which comprised of $19,994,760 from a private placement (Note 13a) and $1,261,049 from an ATM offering (Note 13b). An amount of $3,465,180 was recorded as financial liabilities measured at fair value through profit or loss.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollars, other than shares or share data, or otherwise noted)

(Unaudited)

	For the six months ended June 30
	2022	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax	$(25,971,668)	$(20,933,095)
Adjustments for:
Depreciation expenses	140,492	178,787
Amortization expenses	2,060	2,060
Net gain on fair value changes of financial assets and liabilities measured at fair value through profit or loss	(104,001)	(1,365,984)
Finance costs	1,960,321	2,202,341
Interest income	(43,797)	(393,458)
Compensation costs recognized of share-based payment transactions	955,673	1,457,192
Share of results of associate accounted for using equity method	312,372	8,587
Impairment loss of associate accounted for using equity method	50,109	—
Net gain on fair value changes of short-term investments measured at fair value through profit or loss	(30,846)	—
Unrealized gain on foreign exchange, net	(344,266)	(125,279)
Changes in operating assets and liabilities
Increase in trade receivable	—	(12,000,000)
Decrease in other assets	1,368,600	1,840,032
Increase/(Decrease) in trade payables	6,326,120	(6,479,549)
Decrease in other payables	(577,153)	(159,081)
Cash used in operations	(15,955,984)	(35,767,447)
Interest received	43,797	114,302
Interest paid	(1,000,096)	(1,612,673)
Income tax paid	—	(63,500)
Net cash used in operating activities	(16,912,283)	(37,329,318)
CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(17,707)	(9,111)
Purchase of short-term investments	(16,537,462)	—
Proceeds from disposal or redemption of short-term investments	24,955	—
Interest income from money market fund	—	279,156
Net cash (used in)/generated from investing activities	(16,530,214)	270,045
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long term borrowings	5,000,000	—
Repayment of the principal portion of lease liabilities	(149,007)	(147,457)
Repayment of the interest portion of lease liabilities	—	(7,207)
Proceeds from new share capital	—	5,854,531
Issuance of Pre-Funded Warrants and Tranche Warrants classified as equity instruments	—	11,975,100
Issuance of Tranche Warrants classified as financial liabilities	—	3,465,180
Payments for transaction costs attributable to the issuance of ordinary shares	—	(39,002)
Net cash generated from financing activities	4,850,993	21,101,145
NET DECREASE IN CASH AND CASH EQUIVALENTS	(28,591,504)	(15,958,128)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	90,167,967	56,902,077
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$61,576,463	$40,943,949

The accompanying notes are an integral part of the condensed consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(In U.S. Dollars, other than shares or share data, or otherwise noted)

(Unaudited)

1.
GENERAL INFORMATION

ASLAN Pharmaceuticals Limited (“ASLAN Cayman”) was incorporated in the Cayman Islands in June 2014 and is the listing vehicle for the listing on the Nasdaq Global Market sponsored with its issuance of American Depositary Shares (“ADS”) in the United States. ASLAN Cayman and its subsidiaries (collectively referred to as the "Company”) is a clinical-stage immunology focused biopharmaceutical company developing innovative treatments to transform the lives of patients.

The Company’s portfolio is led by eblasakimab (also known as ASLAN004), a potential first-in-class human monoclonal antibody that binds to the IL-13 receptor, blocking signaling of two pro-inflammatory cytokines, IL-4 and IL-13 which are central to triggering symptoms of atopic dermatitis, such as redness and itching of the skin.

ASLAN Pharmaceuticals Pte. Ltd. was incorporated in Singapore in April 2010 and ASLAN Pharmaceuticals Limited was incorporated in Cayman Islands in June 2014 as the listing vehicle. The Company’s ADS have been listed on the Nasdaq Global Market since May 2018.

On September 14, 2022, ASLAN Cayman submitted to the Listing Qualifications Department of Nasdaq an application to transfer the listing of its American Depositary Shares ("ADSs") representing ordinary shares of the Company from the Nasdaq Global Market to the Nasdaq Capital Market. On September 27, 2022, the Company received notice from Nasdaq that its application to transfer listing of its ADSs had been approved. The transfer was effective at the opening of business on September 29, 2022. The Company continues to trade under the symbol "ASLN."

The Company has financed its operations to date primarily through the issuance of common shares. The Company has incurred net losses since inception. Please refer to Note 13 for details of the Company’s current fund-raising activities.

Both the reporting and functional currency of the Company is the U.S. dollar.

2.
APPROVAL OF FINANCIAL STATEMENTS

The accompanying condensed consolidated financial statements were approved by the Company’s Audit Committee on August 11, 2023.

3.
APPLICATION OF NEW, AMENDED AND REVISED STANDARDS AND INTERPRETATIONS
a.
Amendments to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) mandatorily effective for the current reporting period.

The application of the amendments to IFRSs included in Amendments to IAS 1 and IFRS Practice Statement 2 Disclosure of accounting policies, Amendment to IAS 8 Definition of accounting estimates, IFRS 17 Insurance Contracts and Amendment to IAS 12 Deferred tax related to assets and liabilities arising from a single transaction has had no material impact on disclosures or amounts in the Company’s consolidated financial statements.

b.
New and revised IFRSs issued but not yet effective

At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Standards that have been issued but are not yet effective:

New IFRSs	Description
IFRS 10 and IAS 28 (amendments)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
Amendments to IAS 1	Classification of Liabilities as Current or Non-current
Amendments to IAS 1	Non-current Liabilities with Covenants
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback

The Company anticipates that the application of these amendments may have an impact on the consolidated financial statements in future periods should such transactions arise.

4.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a.
Statement of compliance

The condensed consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

b.
Basis of preparation

The condensed consolidated financial statements have been prepared on the historical cost basis except for financial instruments and long-term incentive plan payables arising from cash-settled share-based payment arrangements which are measured at fair value.

c.
Basis of consolidation

The condensed consolidated financial statements include the financial statements of ASLAN Cayman and entities controlled by ASLAN Cayman (its subsidiaries). When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Company.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Company are eliminated on consolidation.

d.
Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the out-licensing of experimental drugs that have reached ‘proof of concept’ to business partners for ongoing global development and launch, in the ordinary course of the Company’s activities. Revenue is presented, net of goods and services tax, rebates and discounts. See Note 22 for details of the Company’s licensing agreements.

The Company recognizes revenue when it has completed the out-licensing of the experimental drug to business partners, and such partners have accepted the products. Thus, the collectability of the related receivables is reasonably assured.

Typically the consideration received from out-licensing may take the form of upfront payments, option payments, milestone payments, and royalty payments on licensed products. To determine revenue recognition for contracts with customers, the Company performs the following five steps:

1)
Identify the contract with a customer;
2)
Identify the performance obligations in the contract;
3)
Determine the transaction price;

4)
Allocate the transaction price to the performance obligations in the contract; and
5)
Recognize revenue when (or as) the Company satisfies the performance obligations.

At the inception of a contract, the Company assesses the goods or services promised within each contract to determine whether each promised good or service is distinct and identify those that are performance obligations. The Company recognises as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Upfront License Fees

If a license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company will recognize revenues from non-refundable, upfront fees allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other performance obligations, the Company uses judgment to assess the nature of the combined performance obligation to determine whether it is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. The Company evaluates the measure of progress at the end of each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Milestone Payments

At the inception of each contract with customers that includes development or regulatory milestone payments (i.e., the variable consideration), the Company includes some or all amount of variable consideration in the transaction price estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty related to the variable consideration is subsequently resolved. Milestone payments that are contingent upon the achievement of events that are uncertain or not controllable, such as regulatory approvals, are generally not considered highly probable of being achieved until those approvals are received. Therefore, they are not included in the transaction price. At the end of each reporting period, the Company evaluates the probability of achievement of such milestone payments and any related constraints and, if necessary, adjusts the Company’s estimate of the overall transaction price.

Royalties

For arrangements that include sales-based royalties, including commercial milestone payments based on the level of sales, and for which the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of the following:

1)
When the subsequent sales occur, or
2)
When the performance obligation, to which some or all of the royalty has been allocated, has been satisfied (or partially satisfied).

To date, the Company has not recognized any royalty revenue resulting from any of out-licensing arrangements.

e.
Other significant accounting policies

The accounting policies applied in these condensed consolidated financial statements are the same as those applied in the Company’s consolidated financial statements as of and for the year ended December 31, 2022.

5.
CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In applying the Company’s accounting policies, which are described in Note 4, the directors are required to make judgements (other than those involving estimations) that have a significant impact on the amounts recognized and to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised if the revisions affect only that period or in the period of the revisions and future periods if the revisions affect both current and future periods.

For the critical accounting judgments and key sources of estimation uncertainty and assumption applied in the condensed consolidated financial statements, refer to the consolidated financial statements for the year ended December 31, 2022.

6.
CASH AND CASH EQUIVALENTS

	December 31,	June 30,
	2022	2023
Cash in hand	$256	$1,095
Cash in banks	26,456,482	40,942,854
Money market fund	30,445,339	—
	$56,902,077	$40,943,949

Cash in banks comprise cash and short-term bank deposits with an original maturity of three months.

In February 2022, the Company engaged an asset management bank to obtain better returns on the Company’s cash pursuant to Company’s Investment Policy which is designed to permit the Company to earn an attractive rate and return on its investments while limiting the risk, conserve capital and maintain liquidity. The Company classifies all highly liquid investments with stated maturities of three months or less from date of purchase as cash equivalents as they were subject to an insignificant risk of changes in value. The money market fund is highly liquid and invested in quality short-term money market instruments and is readily convertible to a known amount of cash that is subject to an insignificant risk of change. The Company discloses gains arising from such investments as cash flows arising from investing activities in the cash flow statement consistently. The money market fund was liquidated on March 21, 2023 and on June 30, 2023 the Company has no holdings in any money market fund.

7.
TRADE RECEIVABLE

	December 31,	June 30,
	2022	2023
Trade receivable	$—	$12,000,000
Loss allowance	—	—
	$—	$12,000,000

The trade receivable arises from an out-licensing agreement with Zenyaku Kogyo Co., Ltd. Please refer to Note 22 for more details. The Company collected the receivables on July 20, 2023. Please refer to Note 24 for more details.

8.
OTHER ASSETS

	December 31,	June 30,
Current	2022	2023
Prepayments	$2,942,936	$1,108,278
Refundable deposits	1,033,414	1,026,789
	$3,976,350	$2,135,067

The prepayments are the advanced funds paid to the Company’s contract research organizations (“CROs”) for commencement of the Company’s clinical trials and related preparation work.

The refundable deposits are the receivables due from the Company’s CRO upon the project completion and office deposits refundable in normal business course. All refundable deposits are current as of December 31, 2022, and June 30, 2023.

9.
SUBSIDIARIES AND ASSOCIATE

			Proportion of Ownership (%)
Investor	Investee	Nature of Activities	December 31 2022	June 30 2023
Subsidiaries
ASLAN Pharmaceuticals Limited	ASLAN Pharmaceuticals Pte. Ltd.	New drug research and development	100%	100%
ASLAN Pharmaceuticals Pte. Ltd.	ASLAN Pharmaceuticals (USA) Inc.	New drug research and development	100%	100%
ASLAN Pharmaceuticals Pte. Ltd.	ASLAN Pharmaceuticals Australia Pty Ltd	New drug research and development	100%	100%
ASLAN Pharmaceuticals Pte. Ltd.	ASLAN Pharmaceuticals Hong Kong Limited	New drug research and development	100%	100%
ASLAN Pharmaceuticals Hong Kong Limited	ASLAN Pharmaceuticals (Shanghai) Co. Ltd.	New drug research and development	100%	100%

Associate
ASLAN Pharmaceuticals Pte. Ltd.	Jaguahr Therapeutics Pte. Ltd. (“JAGUAHR”)	New drug research and development	35%	35%

10.
INVESTMENT IN ASSOCIATE COMPANY

Details of the associate:

			Proportion of Ownership and Voting Rights Held by the Company
Name	Principal Activity	Principal Place of Business	December 31, 2022	June 30, 2023
Jaguahr Therapeutics Pte. Ltd.	New drug research and development	Singapore	35%	35%

Summarized financial information of Jaguahr Therapeutics Pte. Ltd. is set out below. The summarized financial information below represents amounts in associate company financial statements prepared in accordance with IFRS.

	December 31,	June 30,
	2022	2023
Current assets	$54,906	$1,173
Current liabilities	(30,371)	(25,984)
Equity/(Capital deficiency)	$24,535	$(24,811)

JAGUAHR’s loss for the six months ended June 30, 2022 and 2023 were $892,490 and $49,346 and net cash outflow from operating activities were $548,336 and $53,733 respectively. The Company recognized $486,141 and $8,587 investment losses in associate for the six months ended June 30, 2022 and June 30, 2023, and the balance of investment in associate company were $8,587 and $0 as of December 31, 2022 and June 30, 2023, respectively. The Company has no legal or constructive obligation to make payments on behalf of the associate and therefore its investment in the associate is now NIL and with no liability recognized.

11.
TRADE AND OTHER PAYABLES

Trade payables

Trade payables are the amounts billed to the Company by the vendors and suppliers for goods delivered to or services consumed by the Company in the ordinary course of business. As of December 31, 2022, and June 30, 2023, the carrying amounts of those trade payables were $12,784,485 and $6,304,936, respectively and repayable on demand or within the pre-agreed credit terms.

Other payables

	December 31,	June 30,
	2022	2023
Payables for cash-settled long-term incentive plan (Note 17)	$234,448	$478,808
Payable for salaries and bonus	1,375,627	873,768
Payable for professional fee	560,578	767,368
Others	154,385	293,625
Ending balance	$2,325,038	$2,413,569
Maturity analysis:
On demand or within 1 year	$2,325,038	$2,413,569

12.
BORROWINGS

	December 31, 2022	June 30, 2023
Unsecured borrowings at amortized cost
Loan from government (a)	$11,855,579	$11,952,656
Secured borrowings at amortized cost
Other long-term borrowings (b)	25,549,385	25,906,238
Ending balance	$37,404,964	$37,858,894
Maturity analysis:
Current and repayable on demand or within 1 year	$7,748,831	$13,382,359
Non-current and repayable more than 1 year	29,656,133	24,476,535
Total borrowings	$37,404,964	$37,858,894

a.
Loans from government

On April 27, 2011, the Singapore Economic Development Board (EDB) awarded the Company a repayable grant (the “Grant”) not exceeding SGD10 million to support the Company’s drug development activities over a five-year qualifying period commencing February 24, 2011 (the “Project”). The Project was successfully implemented, resulting in substantially the full amount of the Grant being disbursed to the Company.

In the event any of the Company’s clinical product candidates achieve commercial approval after Phase 3 clinical trials, the Company will be required to repay the funds disbursed to the Company under the Grant plus interest of 6%.

As of December 31, 2022, and June 30, 2023, the ending balance of the EDB loan post remeasurement including accrued interest were $11,855,579 and $11,952,656 respectively.

b.
Other long-term borrowings

Loan and Security Agreement with K2 HealthVentures LLC

On July 12, 2021, ASLAN Cayman and ASLAN Pharmaceuticals (USA) Inc. as borrowers entered into a Loan, Guaranty, and Security Agreement (the “K2HV Loan Agreement”) with K2 HealthVentures LLC (“K2HV”) as administrative agent, Ankura Trust Company, LLC as collateral agent. The borrowers’ obligations under the Loan Agreement are guaranteed by ASLAN Pharmaceuticals Pte. Ltd. (“ASLAN Singapore”) and any future material subsidiaries and secured by substantially all of borrowers’, ASLAN Singapore’s and any future subsidiary guarantors’ assets, other than intellectual property.

The K2HV Loan Agreement provided for up to $45.0 million of delayed draw term loans, consisting of (i) the first tranche of $20.0 million available at closing, (ii) the second and third tranches in the aggregate amount of $10.0 million subject to the Company’s achievement of certain clinical milestones related to farudodstat and eblasakimab and (iii) an uncommitted fourth tranche of up to $15.0 million.

The term loans bear interest at a floating rate equal to the greater of (i) the prime rate published by Wall Street Journal plus 5.00% and (ii) 8.25% per annum. Under the K2HV Loan Agreement, the monthly payments are interest-only until August 1, 2023. Pursuant to an agreed Amendment noted below, this period may be extended to August 1, 2024, upon the Company’s achievement of certain clinical milestones. Subsequent to the interest-only period, the term loans will be payable in equal monthly instalments of principal plus accrued and unpaid interest, through the maturity date which is July 1, 2025. The Company paid the lenders a one-time $255,000 facility fee at closing and will be obligated to pay for an additional facility fee equal to 0.85% of any term loans borrowed under the fourth tranche. In addition, the Company is obligated to pay a final payment fee of 6.25% of the original principal amount of the term loans at the maturity date. The Company may elect to prepay all, but not less than all, of the term loans prior to the term loan maturity date, subject to a prepayment fee of up to 3.0% of the then outstanding principal balance. After repayment, no term loans may be borrowed again.

On July 12, 2021, the full first tranche of $20.0 million available at closing was drawn down. Due to the K2 Warrant described below, the fair value of the first tranche loan on July 12, 2021, was $19,311,676. Subsequent to the interest-only period under the K2HV Loan Agreement, the term loans will be payable in equal monthly instalments of principal plus accrued and unpaid interest, through the maturity date which is July 1, 2025.

Borrowings under the K2HV Facility are secured with a pledge of the borrowers’ equity interests in subsidiaries and collateral over all of the Company’s cash, goods, and other personal property, with the exception of (i) the Company’s registered intellectual property assets, (ii) personal property to the extent that granting of security over any such personal property would constitute a breach of or result in the termination of, or require any consent not obtained under, any license, agreement, instrument or other document evidencing or giving rise to such property, or is otherwise prohibited by any requirement of law, and (iii) the Company’s equity interests in JAGUAHR. Such pledge and collateral may be enforced only if there has been an event of default as stipulated in the loan agreement. As of June 30, 2023, the Company was in full compliance with the loan agreement and there had been no events of default.

In connection with the closing of the loan facility, the Company issued a warrant to purchase ordinary shares (the “K2 Warrant”) to K2HV. The number of ordinary shares exercisable under the K2 Warrant equals (i) 2.95% of the aggregate term loan advances made to the Company from time to time divided by (ii) the warrant price of $0.5257 per ordinary share (equivalent to $13.1425 per ADS). The K2 Warrant also includes a cashless exercise feature allowing the holder to receive shares underlying the warrant in an amount reduced by the aggregate exercise price that would have been payable upon exercise of the warrant for such shares. The K2 Warrant is exercisable until its expiration on July 12, 2031. The total proceeds attributed to the K2 Warrant was approximately $688,324 based on the relative fair value as of the date of the drawdown. As the number of ADS to be issued under the cashless method will continue to vary dependent to the share price of the Company, the K2 Warrants do not meet the equity classification and are classified as liability and fair valued though profit or loss.

On January 5, 2022, the Company drew down the second tranche $5.0 million in full of the loan facility pursuant to the K2HV Loan Agreement. The second tranche milestone was completed, and the full funds were received on February 4, 2022. As a result of the drawdown of the second tranche of the loan facility, the number of ordinary shares exercisable under the K2 Warrant increased to 1,402,891 ordinary shares (an equivalent of 56,116 ADSs), based on the 2.95% coverage of the total drawdown facility $25 million, being the aggregate term loan advances at that date, divided by the warrant price of $0.5257 per ordinary share (an equivalent of $13.1425 per ADS).

On June 30, 2023, the Company entered into First Amendment to the Loan, Guaranty and Security Agreement with K2HV whereby the Company could extend the interest-only period under the K2HV Loan Agreement to November 1, 2023, February 1, 2024, or August 1, 2024, dependent on the Company’s achievement of certain milestone which has not been achieved as of June 30, 2023. Therefore, the interest-only period is still remained up to August 1, 2023 as of June 30, 2023. The K2 warrant price has reduced to $0.1447 per ordinary shares (an equivalent of $3.6175 per ADS) on the same day.

As of December 31, 2022 and June 30, 2023, the fair value of the K2 Warrant was revalued to $90,213 and $704,851 respectively. The fair value (gain)/loss of $(104,001) and $614,638 for the six months ended June 30, 2022 and 2023 being recorded under Other gains and losses respectively. See Note 20 for more detail on assumptions used in the valuation of the K2 warrant. As of June 30, 2023, K2HV had not exercised any warrants.

13.
EQUITY

Ordinary shares

	December 31,	June 30,
	2022	2023
Number of ordinary shares authorized	500,000,000	1,000,000,000
Authorized par value per share	US$ 0.01	US$ 0.01
Number of ordinary shares issued and fully paid	348,723,365	416,811,380
Number of equivalent ADSs issued and fully paid	13,948,935	16,672,455
Amount of share capital par value issued and fully paid	$63,019,962	$63,700,842
Amount of share capital surplus issued and fully paid	$213,098,729	$218,233,378

Issuance of new ADS

a)
Private Placement

On February 24, 2023, the Company entered into a Unit Purchase Agreement (the “Purchase Agreement”) with fund entities affiliated with BVF Partners L.P. (collectively, “BVF”) and the other purchasers named therein (the “Purchasers”), pursuant to which the Company agreed to sell to the Purchasers, in a private placement offering, an aggregate of 112,359,550 ordinary shares (an equivalent of 4,494,382 ADSs), which includes (i) pre-funded warrants (the “Pre-Funded Warrants”) to purchase twenty-five ordinary shares (represented by ADSs) at a purchase price of $0.178 per ordinary share (or the equivalent of $4.45 per ADS) and (ii) $4.4475 per Pre-Funded Warrant (or ADS), respectively, which represented a 15% premium to the ADSs’ ten-day volume-weighted average price (“VWAP”) (the “Private Placement”). The Private Placement closed on February 27, 2023 and the Company received gross proceeds of approximately $20.0 million. The Company has issued 59,957,865 ordinary shares (an equivalent of 2,398,315 ADSs) and an additional 52,401,685 ordinary shares (an equivalent of 2,096,068 ADSs) are issuable exercise of the upon Pre-Funded Warrants.

As part of the Private Placement, the Purchasers also received two tranches of warrants exercisable in the aggregate for up to 11,061,823 ADSs (or Pre-Funded Warrants). The first tranche was comprised of (i) 50% of warrants that are exercisable upon issuance and until 60 days after the public announcement of the Company’s topline data from its TREK-AD Phase 2b clinical trial investigating eblasakimab in atopic dermatitis (the “eblasakimab announcement”) at an exercise price of $6.50 per ADS (the “Tranche 1A Warrants”) and (ii) 50% of warrants that can only be exercised within 60 days after the eblasakimab announcement at an exercise price based on the higher of $6.50 and a 50% discount to the ADS VWAP measured across a specified period after the eblasakimab announcement (the “Tranche 1B Warrants”). The second tranche of warrants similarly comprised (i) 50% of warrants that are exercisable upon issuance until 60 days after the public announcement of topline interim data from the Company’s planned Phase 2 proof of concept trial investigating farudodstat (the “farudodstat announcement”) at an exercise price of $8.15 per ADS (the “Tranche 2A Warrants”) and (ii) 50% of warrants which can only be exercised within 60 days after the farudodstat announcement at an exercise price based on the higher of $8.15 and a 50% discount to the ADS VWAP measured across a specified period after the farudodstat announcement (the “Tranche 2B Warrants,” and together with the Tranche 1A Warrants, Tranche 1B Warrants and Tranche 2A Warrants, the “Tranche Warrants”). The Tranche Warrants have a term of five years and include a mandatory exercise provision, subject to the satisfaction of certain pre-specified conditions. If all Tranche Warrants are fully exercised, the Company will receive an additional $80.0 million in gross proceeds.

The Pre-Funded Warrants issued have no expiry date. As the Pre-Funded Warrants would be settled by exchange of a fixed number of 52,401,685 ordinary shares (an equivalent of 2,096,068 ADSs), for a fixed consideration of $5,240, the Pre-Funded Warrants were recognized as equity instruments. The value of the Pre-Funded Warrants was approximately $8,262,698 based on the relative fair value as of the Initial Exercise Date (February 27, 2023) using the binomial model.

If exercised, the Tranche 1A Warrants and the Tranche 2A Warrants would be settled by issuance of a fixed number of ADSs for a fixed cash consideration upon exercise of the warrants. Hence both Tranche 1A Warrants and Tranche 2A Warrants were recognized as equity instruments and the Tranche 1A Warrants and Tranche 2A Warrants were valued approximately at $1,539,117 and $2,173,285, respectively, based on the relative fair values as of the Initial Exercise Date (February 27, 2023) using the binomial model.

The exercise price of the Tranche 1B Warrants and the Tranche 2B warrants are based on the higher of the indicated minimum exercise price and a 50% discount to the ADS VWAP measured across a specified period after the public disclosure of the Company’s topline data from the relevant clinical trial (the Phase 2B trial for eblasakimab in the case of Tranche 1B; and the Phase 2A trial for farudodstat in the case of Tranche 2B). The variable exercise price does not meet the fixed-for-fixed criteria and hence the Tranche 1B Warrants and Tranche 2B Warrants are recognized as financial liabilities. The Tranche 1B Warrants and Tranche 2B Warrants were valued at approximately $1,539,897 and $1,925,283, respectively, based on the relative fair values as of the date of issue (February 27, 2023) using the Monte Carlo model.

As of June 30, 2023, the fair value of the Tranche 1B Warrants and Tranche 2B Warrants were revalued to $14,758 and $1,469,800 respectively. The fair value valuation gain of $1,980,622 was recognized in the six months ended June 30, 2023, and was recorded under Other gains and losses. See Note 20 for more detail on assumptions used in the valuation of the Tranche 1B Warrants and Tranche 2B Warrants. As of June 30, 2023, BVF and the other Purchasers had not exercised any warrants.

b)
At the market (“ATM”) sale agreement

On October 9, 2020, the Company entered into an Open Market Sale Agreement as amended on September 13, 2022 (the ATM Sale Agreement), with Jefferies LLC, pursuant to which we may issue and sell ADSs from time to time, through at-the-market offerings under which Jefferies LLC will act as sales agent and/or principal.

During the period ended June 30, 2023, the Company had raised net proceeds of approximately $1.2 million under the ATM Sale Agreement by offering 8,130,150 ordinary shares (an equivalent of 325,206 ADSs).

Issuance of ordinary shares to the depositary

All of the Company’s outstanding ordinary shares 416,811,380 are fully paid and non-assessable. Additionally, as of June 30, 2023, the Company has issued 170,263,320 ordinary shares (an equivalent of 6,810,533 ADSs) to the depository JPMorgan Chase Bank N.A for future sales and issuance under the ATM sales agreement and 18,910,875 ordinary shares (an equivalent of 756,435 ADSs) for employee options future exercise under its employee share option plan.

14.
LOSS BEFORE INCOME TAX
a.
General and administrative expenses

	For the six months ended June 30
	2022	2023
General and administrative expenses	$4,855,050	$6,814,831

General and administrative expenses primarily related to expenses of employees other than those involved in research and development and professional fees. There were no changes in the nature of general and administrative expenses.

b.
Research and development expenses

	For the six months ended June 30
	2022	2023
Research and development expenses	$19,339,045	$25,652,648

Research and development expenses related to preclinical and clinical development work, manufacturing and expenses of employees involved in research and development. There were no changes in the nature of research and development expense. The increase was driven by clinical development expenses and manufacturing costs related to eblasakimab and the TREK-AD Phase 2b trial, and higher headcount required in research and development work.

c.
Finance costs

	For the six months ended June 30
	2022	2023
Interest on government loan	$218,337	$222,357
Interest on K2HV borrowing	1,732,687	1,969,525
Interest on lease liabilities	3,741	7,207
Other interest expenses	5,556	3,252
	$1,960,321	$2,202,341

d.
Depreciation and amortization

	For the six months ended June 30
	2022	2023
Right-of-use assets	$134,402	$166,404
Property, plant, and equipment	8,090	12,383
Intangible assets	2,060	2,060
	$142,552	$180,847

All depreciation and amortization expenses are recorded as general and administrative expenses for the six months ended June 30, 2022, and 2023.

e.
Employee benefits expense

	For the six months ended June 30
	2022	2023
Short-term benefits	$4,900,660	$5,477,372
Post-employment benefits	200,712	257,692
Share-based payments
Equity-settled	1,336,637	1,212,832
Cash settled	(380,964)	244,360
Total employee benefits expenses	$6,057,045	$7,192,256

Employee benefits expenses by function
General and administrative expenses	$2,997,087	$3,897,264
Research and development expenses	3,059,958	3,294,992
	$6,057,045	$7,192,256
f.
Other gains and losses

	For the six months ended June 30
	2022	2023
Net gain on fair value changes of financial liabilities at fair value through profit or loss (Notes 12 and 13)	$104,001	$1,365,984
Net foreign exchange gain	256,084	6,102
Others	(15,402)	(20,366)
	$344,683	$1,351,720

15.
INCOME TAXES

Income Tax Recognized in Profit or Loss

	For the six months ended June 30
	2022	2023
Current tax
In respect of current period	$—	$64,751

The Company has accumulated unused tax losses of $256 million as of June 30, 2023 (fiscal year 2022: $238 million) available for offset against future profits. No deferred tax asset has been recognized in respect of all the unused tax losses as it is not considered probable that there will be future taxable profits available. Subject to qualifying conditions, the unused trade losses can be carried forward indefinitely.

a.
Cayman Islands

ASLAN Cayman is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

b.
Singapore

ASLAN Pharmaceuticals Pte. Ltd., incorporated in Singapore, is subject to the statutory corporate income tax rate of 17%. ASLAN Pharmaceuticals Pte. Ltd. has no taxable income for the six months ended June 30, 2022 and 2023, and therefore, no provision for income tax is required.

c.
Australia

ASLAN Pharmaceuticals Australia Pty Ltd., incorporated in Australia, is subject to the statutory corporate income tax of 30%. ASLAN Pharmaceuticals Australia Pty Ltd. has no taxable income for the six months ended June 30, 2022, and 2023, and therefore, no provision for income tax is required.

d.
Hong Kong

ASLAN Pharmaceuticals Hong Kong Limited, incorporated in Hong Kong, is subject to the statutory corporate income tax of 16.5%. Under the Hong Kong tax law, ASLAN Pharmaceuticals Hong Kong Limited is exempted from income tax on its foreign derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. ASLAN Pharmaceuticals Hong Kong Limited has no taxable income for the six months ended June 30, 2022, and 2023, and therefore, no provision for income tax is required.

e.
China

ASLAN Pharmaceuticals (Shanghai) Co. Ltd., incorporated in China, is subject to the statutory corporate income tax rate of 25%. ASLAN Pharmaceuticals (Shanghai) Co. Ltd. has no taxable income for the six months ended June 30, 2022, and 2023, and therefore, no provision for income tax is required.

f.
United States of America

ASLAN Pharmaceuticals (USA) Inc., incorporated in Delaware, USA in October 2018, is subject to the statutory federal income tax rate of 21% and state income tax rate of 8.7%. ASLAN Pharmaceuticals (USA) Inc. has taxable income for the six months ended June 30, 2022, and therefore, total $70,000 tax provision for income tax was prepaid. For the six months ended June 30, 2023, ASLAN Pharmaceuticals (USA) Inc. has taxable income; therefore, total $64,751 tax provision for income tax was provided and $63,500 income tax was prepaid.

16.
LOSS PER ORDINARY SHARE

	For the six months ended June 30
	2022	2023
Basic and diluted loss per ordinary share	$(0.07)	$(0.05)
Basic and diluted loss per equivalent ADS	$(1.86)	$(1.34)

The loss and weighted-average number of ordinary shares outstanding used in the computation of loss per share are as follows:

	For the six months ended June 30
	2022	2023
Loss used in the computation of basic and diluted loss per share	$(25,971,668)	$(20,997,846)
Weighted-average number of ordinary shares in the computation of basic loss per ordinary share	348,723,365	391,014,637
Weighted-average number of ADS in the computation of basic loss per ADS	13,948,935	15,640,585

17.
SHARE-BASED PAYMENT ARRANGEMENTS

Employee Share Option Plan

2014 Plan

Under the Company’s 2014 employee share option plan (the “2014 Plan”), qualified employees of the Company and its subsidiaries were granted 6,670,356 options (representing 13,340,712 ordinary shares, an equivalent of 533,629 ADSs) from July 2010 to July 2016. The vesting period was four years. If the options remain unexercised after a period of ten years from the date of grant, the options expire. Options are forfeited if the employee leaves the Company before the options vest. Options pursuant to the 2014 plan are all vested in full or forfeited as of June 30, 2023.

Information on employee share options granted from the 2014 Plan is as follows. Each option entitled the holder to subscribe for two ordinary shares of the Company. Below information is presented in the form of equivalent ADS (one ADS represents 25 ordinary shares):

	For the six months ended June 30
	2022		2023
	Number of Equivalent ADSs	Weighted- average Exercise Price	Number of Equivalent ADSs	Weighted- average Exercise Price
Balance at January 1	487,829	$17.88	371,569	$22.00
Equivalent ADSs expired	(116,260)	$17.08	(48,800)	$17.08
Balance at June 30	371,569	$22.00	322,769	$22.74
Equivalent ADSs exercisable, end of period	371,569	$22.00	322,769	$22.74

2017 Plan

Under the Company’s 2017 employee share option plan (the “2017 Plan”), qualified employees of the Company and its subsidiaries were granted 825,833 options (representing 825,833 ordinary shares, an equivalent of 33,033 ADSs) in September 2017. The vesting period was two years. If the options remain unexercised after a period of ten years from the date of grant, the options expire. Options are forfeited if the employee leaves the Company before the options vest. Options granted pursuant to the 2017 Plan are all either vested in full or forfeited as of June 30, 2023.

Information on employee share options granted from the 2017 Plan is as follows. Each option entitled the holder to subscribe for one ordinary share of the Company. Below information is presented in the form of equivalent ADS (one ADS represents 25 ordinary shares):

	For the six months ended June 30
	2022		2023
	Number of Equivalent ADSs	Weighted- average Exercise Price	Number of Equivalent ADSs	Weighted- average Exercise Price
Balance at January 1	20,048	$31.90	20,048	$31.90
Equivalent ADSs forfeited	—	—	(333)	31.90
Balance at June 30	20,048	$31.90	19,715	$31.90
Equivalent ADSs exercisable, end of period	20,048	$31.90	19,715	$31.90

2020 Equity Incentive Plan

On December 10, 2020, the Board of Directors (the “Board”) of the Company approved the Company’s 2020 Equity Incentive Plan (the “2020 EIP”). The 2020 EIP, among other things, provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors and consultants. The vesting period is up to four years, unless it is determined that a different vesting schedule shall apply, in the discretion of the Administrator. If the options remain unexercised after a period of ten years from the date of grant, the options expire. Options are forfeited if the employee leaves the Company before the options vest.

Each option entitles the holder to subscribe for one ADS of the Company. The options granted are valid for 10 years. No performance conditions were attached to the plan. No more than 62,030,922 ordinary shares (an equivalent of 2,481,237 ADSs) may be issued under the 2020 EIP upon the exercise of options. In addition, the number of ordinary shares reserved for issuance under the 2020 EIP will automatically increase on January 1 of each year, commencing on January 1, 2022, and ending on (and including) January 1, 2030, in an amount equal to 4% of the total number of ordinary shares outstanding on December 31 of the preceding calendar year. The Board may determine prior to January 1 of a given year that there will be no increase for such year or that the increase for such year will be a lesser number of ordinary shares.

In connection with the approval of the 2020 EIP, the maximum number of ordinary shares that may be issued under the 2020 EIP was originally 20,676,974 ordinary shares (an equivalent of 827,079 ADSs). The Board determined that there would be no increase as from January 1, 2021. As from January 1, 2022 and January 1, 2023, there was an options increase of 13,948,935 ordinary shares (an equivalent of 557,958 ADSs), which represents 4% of the total outstanding ordinary shares as of December 31, 2021. As from January 1, 2023, there was an options increase of 13,948,935 ordinary shares (an equivalent of 557,958 ADSs), which represents 4% of the total outstanding ordinary shares as of December 31, 2022.

On December 15, 2020, 764,812 ADSs were granted under the Company’s 2020 EIP. During the year ended December 31, 2021, 56,400 ADSs were granted under the Company’s 2020 EIP, respectively. On January 1, 2022, and on July 1, 2022, 355,030 ADSs and 143,600 ADSs were granted, respectively. On January 1, 2023, and on May 1, 2023, 407,226 ADSs and 370,000 ADSs were granted, respectively.

If an award under the 2020 EIP, expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, cancelled without having been fully exercised, forfeited or is withheld to satisfy a tax withholding obligation in connection with an award or to satisfy a purchase or exercise price of an award, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2020 EIP. Awards granted under the 2020 EIP in substitution for any options or other equity or equity-based awards granted by an entity before the entity’s merger or consolidation with the Company or the Company’s acquisition of the entity’s property or stock will not reduce the number of ordinary shares available for grant under the 2020 EIP, but will count against the maximum number of ordinary shares that may be issued upon the exercise of incentive stock options. References in this summary to ordinary shares include an equivalent number of the Company’s ADSs.

In July 2022, the Remuneration Committee of the Board noted that the exercise price of options previously granted to certain officers and employees of the Company significantly exceeded the current fair market value of the underlying ADS (the “Underwater Options”). In accordance with its powers authorized under the 2020 EIP, the Remuneration Committee therefore resolved to lower the per ADS exercise price of the Underwater Options, believing this to be in the best interests of the Company and its shareholders to motivate and restore incentives for the holders of the Underwater Options. It thus resolved to amend each Underwater Option to reduce the exercise price of each to $2.60 per ADS for the 2020 EIP, being the Fair Market Value of the Company’s ADSs effective on the closest trading day to the date of the resolution. The incremental fair value of $279,636 will be recognized as an expense over the period from the modification date to the end of vesting period. The expense for the original option grant will be recognized as if the terms had not been modified. The fair value of the modified options was determined using the same models and principles as described above.

Information on employee share options granted under the 2020 EIP is as follows. Each option entitles the holder to subscribe for one ADS of the Company:

	For the six months ended June 30
	2022		2023
	Number of Equivalent ADSs	Weighted- average Exercise Price	Number of Equivalent ADSs	Weighted- average Exercise Price
Balance at January 1	804,313	$10.30	1,154,072	$2.59
Equivalent ADSs granted	355,030	$5.60	777,226	$2.92
Equivalent ADSs forfeited	(148,875)	$10.30	—	$—
Balance at June 30	1,010,468	$8.65	1,931,298	$2.72
Equivalent ADS exercisable, end of period	241,205	$8.65	673,880	$2.59

Information on outstanding options as of June 30, 2023 is as follows:

	July 2014	July 2015	July 2016	July 2017	December 2020	January - July 2021	January 2022	July 2022	January 2023	May 2023
Range of ADS Exercise Price	$6.80	$6.80-$9.40	$11.30	$6.40	$2.60	$2.60	$2.60	$2.50	$1.80	$4.15
Weighted-average Remaining Contractual Life (Years)	1.0	2.0	3.0	4.24	7.46	7.71	8.51	9.01	9.52	9.84

	July 2014	July 2015	July 2016	July 2017	December 2020	January - July 2021	January 2022	July 2022	January 2023	May 2023
Grant-date ADS share price	$6.80	$9.40	$11.30	$6.40	$11.10	$11.75	$5.60	$2.50	$1.80	$4.15
ADS Exercise price	$6.80	$6.80-$9.40	$11.30	$6.40	$2.60	$2.60	$2.60	$2.50	$1.80	$4.15
Expected volatility	50.86%	36.37%	39.34%	38.33%	66.25%	118.1%	122.1%	118.2%	133.5%	130.5%
Expected life (years)	10	10	10	10	5.25-7	5.25-7	5.25-7	5.25-7	5.5-7	5.5-7
Risk-free interest rate	2.58%	2.43%	1.46%	1.10%	3.06%	3.06%	3.06%	2.91%	3.92%	3.58%

Expected volatility was based on the average annualized historical share price volatility of comparable companies before the grant date.

Compensation costs recognized for the six months ended June 30, 2022, and June 30, 2023, were $1,336,637 and $1,212,832, respectively.

Long Term Incentive Plan

The Company maintains the Senior Management Team (SMT) Long Term Incentive Plans (LTIP), pursuant to which bonus entitlement unit awards were granted in 2017, 2018, and 2019. On August 23, 2017, and February 1, 2018, the Company granted 1,462,000 and 104,000 ordinary shares (equivalent to 58,480 ADSs and 4,160 ADSs) bonus entitlement units to the Company’s executive officers pursuant to the 2017 LTIP, respectively. On July 30, 2018, the Company granted 48,228 ADSs bonus entitlement units to the executive officers pursuant to the 2018 LTIP, and on July 30, 2019, the Company granted 98,204 ADSs bonus entitlement units to the executive officers pursuant to the 2019 LTIP.

Upon vesting and redemption, each unit award is converted into a cash payment equal to the number of units multiplied by the per-share fair market value of the Company’s ordinary shares on the day following the Company’s receipt of a redemption notice. The bonus entitlement unit awards granted pursuant to the 2017 LTIP, the 2018 LTIP and the 2019 LTIP are all either vested in full or forfeited as of June 30, 2023.

Up to date, total 56,700 ADSs bonus entitlement units have been forfeited and total 42,123 ADSs bonus entitlement units have been redeemed as of June 30, 2023. As of June 30, 2023, the balance of ADSs bonus entitlement units under LTIP schemes were 110,249 and the quoted fair value on the reporting date is based on the closing price per ADS $3.65.

The LTIPs qualify as cash-settled share-based payment transactions. The Company recognizes the liabilities in respect of its obligations under the LTIPs, which are measured based on the Company’s quoted market price of its ADSs at the reporting date, and takes into account the extent to which the services have been rendered to date.

The Company recognized a total benefit of $380,964 and a total expense of $244,360 in respect of the LTIPs for the six months ended June 30, 2022, and 2023, respectively. As of December 31, 2022, and June 30, 2023, the Company recognized compensation liabilities of $234,448 and $478,808 as current (classified as other payables), respectively.

The Company’s LTIP is described as follows:

	For the six months ended June 30
	Number of ADSs
	2022	2023
Balance at January 1	144,146	144,146
Awards exercised	—	(20,000)
Awards elapsed	—	(13,897)
Balance at June 30	144,146	110,249
Balance exercisable, end of period	118,349	110,249

18.
CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to safeguard cash as well as maintain financial liquidity and flexibility to support the development of its product candidates and programs as a going concern through the optimization of the debt and equity balance.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. The capital structure of the Company mainly consists of borrowings and equity of the Company. Key management personnel of the Company review the capital structure periodically. To maintain or balance the overall capital structure, the Company may adjust the amounts of long-term borrowings, or the issuance of new shares capital or other equity instruments.

As of June 30, 2023, there were no changes in the Company’s capital management policy, and the Company was not subject to any externally imposed capital requirements other than those restrictions disclosed in Note 12 under K2HV Loan Agreement.

19.
RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below details changes in the Company’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Company’s consolidated statements of cash flows as cash flows from financing activities.

				Non-cash changes
	January 1, 2022	Interest Paid	Net proceeds/ (repayment)	Additions/ (Transfers)**	Others*	Interest expense	June 30, 2022
Lease Liabilities – current	$199,124	(3,741)	(149,007)	—	—	3,741	$50,117
Long-term borrowings (Note 12)	$30,857,308	—	5,000,000	(1,044,027)	(344,266)	1,951,024	$36,420,039
Interest payables (Note 11)	$142,083	(996,355)	—	1,044,027	—	5,556	$195,313

				Non-cash changes
	January 1, 2023	Interest Paid***	Net proceeds/ (repayment)	Additions/ (Transfers)**	Others*	Interest expense	June 30, 2023
Lease Liabilities – current	$215,671	(7,207)	(147,457)	—	—	7,207	$68,214
Long-term borrowings (Note 12)	$29,656,133	(1,612,673)	—	(5,633,528)	(125,279)	2,191,882	$24,476,535
Current borrowings (Note 12)	$7,748,831	—	—	5,633,528	—	—	$13,382,359
Financial liabilities at fair value through profit or loss****	$90,213	—	3,465,180	—	(1,365,984)	—	$2,189,409

* Others comprise mainly foreign currency translation differences for long-term borrowings and net gain on fair value changes for financial liabilities measured at fair value through profit or loss.

** Transfer from long-term borrowings represented reclassified the current portion of the long-term borrowing to current borrowing.

*** The Company classified interest paid arising from leases into financing cash flows activities and interest paid to non-related parties arising from borrowings into operating cash flows activities which is under the Company’s accounting policy which is consistently applied.

**** Net proceeds arising from financial liabilities at fair value through profit or loss represented transfer of fair value for warrants at inception.

20.
FINANCIAL INSTRUMENTS
a.
Fair value of financial instruments not measured at fair value

The Company believes that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate their fair values.

b.
Fair value of financial instruments measured at fair value on a recurring basis
1)
Fair value hierarchy

December 31, 2022

	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Money Market Fund	$30,445,339	$—	$—	$30,445,339
Financial liabilities at fair value through profit or loss
Derivative financial liabilities – K2 warrants	$—	$—	$90,213	$90,213

June 30, 2023

	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit or loss
Derivative financial liabilities – K2 warrants	$—	$—	$704,851	$704,851
Derivative financial liabilities – Tranche 1B Warrants	$—	$—	$14,758	$14,758
Derivative financial liabilities – Tranche 2B Warrants	$—	$—	$1,469,800	$1,469,800
Total	$—	$—	$2,189,409	$2,189,409

The following three levels of inputs are used to measure the fair value presented above:

Level 1 — Quoted prices in active markets for identical assets and liabilities.

Level 2 — Significant other observable inputs.

Level 3 — Significant unobservable inputs.

There was no transfer between Levels 1, 2 and 3 in the current and prior periods.

2)
Valuation techniques and inputs applied for Level 3 fair value measurement

The fair values of warrants are determined using option pricing models where the significant unobservable input is historical volatility. An increase in the historical volatility used in isolation would result in an increase in the fair value.

	Valuation Methodology	Remaining Contractual Life (years)		Historical Volatility
		December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023
Financial liabilities at fair value through profit or loss
Derivative financial liabilities – K2 warrants	Binomial Tree	8.53	8.03	132.9%	128.6%
Derivative financial liabilities – Tranche 1B Warrants	Monte Carlo	—	0.18	—	57.5%
Derivative financial liabilities – Tranche 2B Warrants	Monte Carlo	—	1.08 - 1.67	—	83.4% - 91.3%

c.
Categories of financial instruments

	December 31,	June 30,
	2022	2023
Financial assets
Financial assets at fair value through profit or loss
Money market fund	$30,445,339	$—
Financial assets at amortized cost (1)	$27,490,152	$53,970,737

Financial liabilities
Financial liabilities at fair value through profit or loss
Derivative financial liabilities – K2 warrants	$90,213	$704,851
Derivative financial liabilities – Tranche 1B Warrants	$—	$14,758
Derivative financial liabilities – Tranche 2B Warrants	$—	$1,469,800
	$90,213	$2,189,409
Financial liabilities at amortized cost (2)	$41,922,924	$46,098,591

Equity instruments
Equity instruments
Pre-Funded Warrants	$—	$8,262,698
Tranche 1A Warrants	$—	$1,539,117
Tranche 2A Warrants	$—	$2,173,285
	$—	$11,975,100

1)
The balances include financial assets at amortized cost, which comprise of cash and cash equivalents, trade receivable and refundable deposits.
2)
The balances include financial liabilities at amortized cost, which comprise of trade payables, partial other payables, other current liabilities and long-term borrowings.
d.
Financial risk management objectives and policies

The Company’s financial risk management objective is to monitor and manage the financial risks relating to the operations of the Company. These risks include market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. To minimize the effect of financial risks, the Company devoted time and resources to identify and evaluate the uncertainty of the market to mitigate risk exposures.

1)
Market risk

The Company’s activities exposed it primarily to the financial risks of changes in foreign currency exchange rates (see (a) below) and interest rates (see (b) below).

a)
Foreign currency risk

The Company had foreign currency transactions, which exposed the Company to foreign currency risk.

The Company’s significant financial assets and liabilities denominated in foreign currencies were as follows:

	December 31, 2022
	Foreign Currencies		Exchange Rate	Carrying Amount
Financial assets
Monetary items
SGD	S	$2,312,357	0.7461	$1,725,279
AUD	A	$2,616,802	0.6820	$1,784,606

Financial liabilities
Monetary items
SGD	S	$16,298,191	0.7461	$12,160,288

	June 30, 2023
	Foreign Currencies		Exchange Rate	Carrying Amount
Financial assets
Monetary items
SGD	S	$1,707,639	0.7329	$1,251,462
AUD	A	$1,463,565	0.6642	$972,042

Financial liabilities
Monetary items
SGD	S	$16,649,298	0.7329	$12,201,621

Sensitivity analysis

The Company is mainly exposed to the Singapore Dollar.

The following table details the Company’s sensitivity to a 5% decrease in the U.S. dollar against the relevant foreign currency. The rate of 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items. A negative number below indicates an increase in pre-tax loss where the U.S. dollar weakens 5% against the relevant currency. For a 5% strengthening of the U.S. dollar against the relevant currency, there would be an equal and opposite impact on pre-tax loss.

	For the six months ended June 30
	2022	2023
Profit or loss*
SGD	$(499,773)	$(547,508)
AUD	$—	$41,451

* This is mainly attributable to the exposure to outstanding deposits in banks and loans in foreign currency at the end of the reporting period.

b)
Interest rate risk

The Company is exposed to interest rate risk because entities in the Company borrowed funds at fixed baseline interest plus floating interest rates.

The sensitivity analysis below is determined based on the Company’s exposure to interest rates for fixed rate borrowings at the end of the reporting period and is prepared assuming that the amounts of liabilities outstanding at the end of the reporting period are outstanding for the whole year. A 100-basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 100 basis points higher and all other variables were held constant, the Company’s pre-tax loss for the six months ended June 30, 2022, and 2023 would have increased by $364,200 and $378,589, respectively.

2)
Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Company. The Company adopted a policy of only dealing with creditworthy counterparties and financial institutions, where appropriate, as a means of mitigating the risk of financial loss from defaults.

3)
Liquidity risk

The Company manages liquidity risk by monitoring and maintaining a level of cash and cash equivalents that are deemed adequate to finance the Company’s operations and mitigate the effects of fluctuations in cash flows. In addition, management monitors the utilization of long-term borrowings and ensures compliance with repayment conditions.

As the Company is in the research and development phase, the Company will be seeking future funding based on the requirements of its business operations. The Company is able to exercise discretion and flexibility to deploy its capital resources in the process of the research and development activities according to the schedule of fund raising. The Company intends to explore various means of fundraising to meet its funding requirements to carry out the business operations, such as the issuance of its ordinary shares sponsoring ADS. The Company may also use other means of financing such as out licensing to generate revenue and cash. Management believes that it currently has plans and opportunities in place which will allow it to fund and meet its operating expenses and capital expenditure requirements and meet its obligations for at least the next twelve months from June 30, 2023.

On February 24, 2023, the Company entered into a Unit Purchase Agreement (the “Purchase Agreement”) with fund entities affiliated with BVF Partners L.P. (collectively, “BVF”) private placement. The Private Placement became effective on February 27, 2023 (the “Closing”), subject to customary closing conditions. The Company received gross proceeds of $20.0 million from the Private Placement, and is expected to raise an additional $80.0 million in gross proceeds to the Company if all Tranche Warrants are fully-exercised. Please refer to Note 13 for details.

21.
TRANSACTIONS WITH RELATED PARTIES

Balances and transactions between the companies which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Besides information disclosed elsewhere in the other notes, details of transactions between the Company and other related parties are disclosed as follows.

a.
Related party name and category

Related Party Name	Related Party Category
Others	Key Management Personnel

b.
Compensation of Key Management Personnel

	For the six months ended June 30
	2022	2023
Short-term employee benefits	$1,102,592	$1,180,189
Post-employment benefits	242,554	72,292
Share-based payments recognized	602,988	952,388
	$1,948,134	$2,204,869

The remuneration of directors and key executives was determined by the Remuneration Committee based on the performance of individuals and market trends. In addition, the remunerations of non-executive directors were $116,833 and $143,000 for the six months ended June 30, 2022 and 2023, respectively.

22.
MATERIAL LICENSE AGREEMENTS

Almirall

In 2012, the Company originally entered into a global licensing agreement with Almirall to develop DHODH inhibitor, LAS186323, which the Company refers to as farudodstat, for rheumatoid arthritis (excluding any topical formulation), without upfront payments. Under the license agreement, the Company agreed to fund and develop farudodstat to the end of Phase 2 through a development program.

The original license agreement was replaced by a new agreement, executed in December 2015 and amended in March 2018, granting an exclusive, worldwide license to develop, manufacture and commercialize farudodstat products for all human diseases, excluding topically-administered products embodying the compound for keratinocyte and hyperproliferative disorders, and the non-melanoma skin cancers basal cell carcinoma, squamous cell carcinomas and Gorlin Syndrome. Under the license agreement, Almirall is eligible to receive milestone payments and royalties based on the sales generated by the Company and/or sublicensees. As of June 30, 2023, the Company did not accrue for the above contingent payments since the milestones have not yet been achieved.

CSL

The Company entered into a global license agreement with CSL Limited (“CSL”), in May 2014, to develop the anti-IL13 receptor monoclonal antibody, CSL334 (which the Company refers to as eblasakimab) and antigen binding fragments thereof, for the treatment, diagnosis or prevention of diseases or conditions in humans, without upfront payments. This license agreement was amended in May 31, 2019, pursuant to which the Company obtained an exclusive, worldwide license to certain intellectual property owned or licensed by CSL, including patents and know-how, to develop, manufacture for clinical trials and commercialize eblasakimab for the treatment, diagnosis or prevention of diseases or conditions in humans. The Company’s development under such agreement is currently focused on the treatment of respiratory and inflammatory conditions, and in particular, atopic dermatitis.

Under the amended agreement, the Company is generally obligated to use diligent efforts to develop eblasakimab products in accordance with the development plan, to obtain marketing approvals for eblasakimab products worldwide and to commercialize eblasakimab products, either by itself or through sublicensees.

In consideration of the rights granted to the Company under the amended agreement, the Company will make a first payment of $30 million to CSL upon commencement of a Phase 3 clinical trial of eblasakimab. The Company will also be required to pay up to an aggregate of $95 million to CSL if certain regulatory milestones are achieved, up to an aggregate of $655 million if certain sales milestones are achieved and tiered royalties on net sales of eblasakimab products ranging between a mid-single digit percentage and 10%. The Company is also responsible for all payments to third-party licensors to CSL, to the extent such obligations relate to the exploitation of the rights licensed under CSL’s agreement with those parties and sublicensed to the Company under the amended agreement. As of June 30, 2023, the Phase 2b clinical trial investigating eblasakimab as a therapeutic antibody for moderate-to-severe atopic dermatitis is still ongoing and the aforementioned milestones have not been met. The Company did not make any other payments related to the in-license agreements for the six months ended June 30, 2022, and 2023.

Zenyaku Kogyo Co., ltd

In June 2023, the Company entered into a development and commercialization agreement with Zenyaku Kogyo Co., Ltd. (“Zenyaku”) granting to Zenyaku the exclusive rights to develop and, provided certain conditions are met, commercialize eblasakimab in atopic dermatitis and all other indications in Japan. Zenyaku agreed to make a non-refundable upfront payment of $12 million in return for the use of the rights granted to Zenyaku. In addition, the Company is eligible to receive up to $29.5 million in development milestones and up to $94 million in commercial milestones. Zenyaku will make double digit royalty payments to ASLAN on net sales of eblasakimab in percentages ranging up to low twenties.

Under the terms of the agreement, Zenyaku will be exclusively responsible for all development and, potentially, commercialization activities for eblasakimab in Japan. Zenyaku plans to initiate a Phase 1 study of eblasakimab in Japan in the first half of 2024. The Company does not bear any risks and costs on the development of eblasakimab by Zenyaku in Japan. Accordingly, Zenyaku has exclusive control over relevant activities that significantly affect the returns of the development and commercialization of eblasakimab in Japan. Since the Company has no other performance obligation in addition to the agreement, the Company recognized the upfront payments of $12 million as revenue in the period of June 30, 2023.

23.
SEGMENTAL REPORTING

The company’s major business is research and development and operates only in one single segment. The Board of Directors, who allocates resources and assesses performance of the Company as a whole, has identified that the Company has only one reportable operating segment.

The Company has only one reportable operating segment, and therefore, the reportable segment information is the same as the financial statements. The following is an analysis of the Company’s revenue from its major products and services.

	For the six months ended June 30
	2022	2023
Out-licensing	$—	$12,000,000

For the period ended June 30, 2023, there was revenue generated from out-licensing of development and commercialization rights in Japan to Zenyaku Kogyo Co., Ltd. for eblasakimab amounting to $12 million.

24.
OTHER ITEMS/SUBSEQUENT EVENTS
a)
On July 6, 2023, the Company announced positive topline data from its Phase 2b dose-ranging study of eblasakimab in adult patients with moderate-to-severe atopic dermatitis, the TREK-AD (Trials with EblasaKimab in Atopic Dermatitis) Study.
b)
On July 20, 2023, the Company received $12,000,000 from Zenyaku being the upfront payment pursuant to the strategic licensing agreement referred to in Note 22 above.